Part III: Manner of Operations
Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

Yes

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Subscribers enter all order flow, including both firm and conditional orders, directly into the ATS by way of a dedicated gateway into Ocean using the FIX 4.2 connection.

~~Firm and conditional orders can be entered onto the ATS through two means: (i) a Subscriber's market access connection through which orders can be directed (by the Subscriber or the Subscriber's customer) to the ATS; and (ii) Subscriber algorithms. PURE does not provide algorithms to Subscribers~~
~~Both a market access connection and a Subscriber's algorithm can be used to enter Subscriber orders (i.e., principal orders) and a Subscriber's customer's orders.~~
PURE does not provide market access, order routing, or algorithms. To the extent that Subscribers provide direct market access to its clients ("DMA," as that term is defined in Exchange Act Rule 15c3-5(a)(1)(i)) to its institutional customers ("DMA Users")), such DMA Users may direct orders to PURE via the Subscriber (consistent with Regulation NMS Rule 600(b)(27), "directed orders" for purposes of this disclosure means that a Subscriber's customer is specifically instructing the Subscriber to route to a particular venue; DMA Users cannot enter order flow directly onto the ATS or via PURE). All orders are routed to the ATS by the Subscriber and the DMA-providing Subscriber is the broker of record for all orders (and, as such, orders and related actions are attributable as Subscriber actions in this Form ATS-N).

All firm and conditional orders, regardless of how they are entered onto the ATS ~~(market access connection or Subscriber algorithm),~~, or if they are entered with a particular order instruction, including ~~orders marked as~~ the "Sub-Market Matching Instructions" (comprised of HMMP (Human Matched Machine Processed~~)~~), LMSP (Liquidity Maker Sub-Pool), or PRO (Pre-Routing Optimizer), (explained below in Part III, Item 14~~),)~~), are entered through the FIX connection.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes

If no, identify and explain any differences.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

If no, identify and explain any differences.

Part III: Manner of Operations
Item 11: Trading Services, Facilities and Rules

    a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

        PURE ATS is a crossing venue that matches compatible Subscriber orders and generates fills for those matches based on referencing publicly available market data, including the volume and associated price, of each SIP-reported trade as they occur, the OCP, and the NBBO. The venue's matching, reference, and crossing logic is primarily governed by the use of PURE ATS Order Types.

        PURE ATS "matches" are bilateral pairings of compatible orders. Compatible orders are matched in accordance with the logic described in the "Inter-Order Type Compatibility Ranking" and "Matching" sections below (in this Item and in Part III, Item 7).

        Upon matching, the ATS executes fills for each matched order. The terms of all fills (both single point-in-time fills and streaming child fills), are governed by the Order Types, and execution logic described in this Item and in Part III, Item 7.

        The ATS is available for trading in NMS stocks only.

    b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?
        Yes
        If no, identify and explain any differences.

    c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

        The ATS order book matches compatible firm or conditional orders with marketable price limits at the highest compatible quantity or LTR. Upon matching, the ATS executes fills for each matched order using the relevant market data reference point(s) in accordance with the logic described in this Item and in Part III, Item 7 (and for the Post-Close Trading Session, as described in Part III, Item 18).

        <u>Intra-Order Type Prioritization</u>

        PURE ATS uses intra-order prioritization logic to rank orders within the same Order Type (note that for these purposes, Streaming Block is considered one Order Type). This section should be read in conjunction with the Inter-Order Type Compatibility Ranking section below in this Item, and in Part III, Item 7, for purposes of ranking for matches.

        Within each Order Type, firm and conditional orders are prioritized based on (i) LTR, (ii) size of the order, (iii) marketability (as defined below), and (iv) time the order was received, in that sequence. The ATS processes (i.e., assesses for matching compatibility, as described below) firm orders prior to conditional orders regardless of the order terms of the conditional orders.

The first term considered in intra-Order Type prioritization ranking is the LTR. Orders are prioritized by the highest maximum LTR. (The LS Order Type and ROC Order Type always have an unlimited maximum LTR and therefore when prioritizing such orders among like Order Types, PURE ATS will always need to look at least to the size of the relevant orders).

For two orders with the same LTR, the second term considered in intra-Order Type prioritization ranking is the size of the order quantity. The larger the order, the higher the standing.

The third term considered in intra-Order Type prioritization ranking (i.e., for orders that are the same Order Type and of equal size) is the marketability of the order. The marketability standard depends on the (i) relevant match type and (ii) reference point (see Part III, Item 7).

The final term considered in intra-Order Type prioritization ranking (i.e., for orders that are the same LTR, equal size, and have equal marketability) is the time the order arrived, with priority being assigned chronologically. Given the aforementioned prioritization logic, it is by system design that orders arriving later could feasibly be given higher priority than earlier arriving orders.

Inter-Order Type Compatibility Ranking

PURE ATS will only match orders of Order Types that are compatible. See Part III, Item 7 "Inter-Order Type Compatibility Ranking" section for complete list of Order Type compatibility rankings.

Matching

Matches are bilateral (i.e., between only two orders). For a match to occur, two orders must be compatible.

Compatibility means that among compatible Order Types (described above) there is (i) a buy and sell order in the same security, (ii) both meeting the minimum marketability threshold (not applicable to single point matches), (iii) with overlapping LTRs (i.e., the LTR minimum to maximum range of one order overlaps with the LTR minimum to maximum range of another order), and (iv) that any additional order handling instructions sent with the orders (as described below in this Item 11, Additional Order Parameters) are satisfied.

In searching for a match for an order, the ATS first considers inter-Order compatibility ranking. If there are multiple compatible contra-side orders with equal inter-Order compatibility ranking, the ATS will look to the intra-Order Type prioritization ranking of the relevant orders.

Matches will result in the following: (i) streaming matches are created at the highest possible LTR satisfying both matched orders (the highest LTR within the acceptable range for each matched order); and (ii) single point matches are created at the highest possible quantity that satisfies both matched orders. See Part III, Item 18, for match behavior during the Post-Close Trading Session.

If an order has residual quantity or LTR after being matched, the order's decremented quantity or LTR will be available for other matches, meaning the order can be in multiple matches concurrently. Note that for prioritization purposes, a decremented order maintains its original priority standing on the order book (e.g., an order using the 200% Order Type with a residual

170% LTR following a match, is still treated as a 200% Order Type for purposes of prioritization).

Minimum Stream Quantity, Allocation, and Price Discovery

Single point-in-time trade execution logic:

During regular trading hours, when two orders eligible for a single point match are matched (e.g., LS-LS,), they will execute a single point-in-time trade for the largest quantity possible (i.e., the smaller quantity of the two orders matched). Note that given the minimum order size requirements for orders on PURE ATS, minimum stream quantity is not applicable to single point-in-time trades.

The price of the single point-in-time trade will be set in accordance with the referenced market data as dictated by the matched Order Types (e.g., NBBO), the limit price, and peg instructions, if applicable, for the two relevant orders (executions will not violate an order's limit price). Peg instructions (see Part III, Item 11c under "Peg Order Instructions for LS Orders") are applicable only to LS orders and are used (with limit prices) to determine compatibility for an LS-LS match and the price of any resulting single point-in-time trade. For single point-in-time trade execution logic in the Post-Close Trading Session, see Part III, Item 18.

Streaming matches (during regular trading hours; there are no streams in the Post-Close Trading Session):

Once a streaming match has occurred, the ATS will use each observed SIP-reported trade in the relevant security as reference trades to execute "child fills" in accordance with PURE ATS execution (see under "Order Types") and MSQ logic.

Note that each SIP-reported trade is only referenced once in each stream (and all concurrent streams in the ATS reference each SIP-reported trade once). The ATS references SIP-reported trades in real-time as they are reported in succession (subject to the filtering logic described in Part III, Item 23, below). (To the extent that there are malfunctions or other issues with the SIP that result in time gaps, the procedures set forth in Part III, Item 20, below will be applied). In the event that there is no SIP-reported trade after the match is formed, the orders will remain matched but there will be no child fills, and therefore no stream (i.e., a match can exist without a stream).

All streaming child fills are governed by the MSQ logic (for in detailed description of MSQ logic see Part III, Item 7a, "Minimum Stream Quantity, Allocation, and Price Discovery").

A stream will continue uninterrupted providing "child fills" as long as both orders remain marketable (i.e., the orders' limit prices are priced at or through the contra-side NBBO), have quantity remaining, and have not been cancelled.

Below is an example applying the ATS's streaming matching logic to a series of orders:

Example 16:
The ATS receives three Buy orders in the following chronology:
Buy Order 1: 15%
Buy Order 2: 30%
Buy Order 3: 200%

The prioritization of the orders will be:
Buy Order 3 (Highest maximum LTR)
Buy Order 2 (2nd highest maximum LTR)
Buy Order 1 (3rd highest maximum LTR)

For a marketable incoming sell order (Sell Order 4), using the 200% Streaming Block Order Type:
Stream 1 would be created at an LTR of 200% between Buy Order 3 and Sell Order 4.
Buy Order 2 and Buy Order 1 would continue to rest because Sell Order 4's 200% rate was completed.

For a marketable incoming sell order (Sell Order 5), also using the 200% Streaming Block Order Type:
Stream 2 would be created at an LTR of 30% between Buy Order 2 and Sell Order 5.
Sell Order 5's available LTR is decremented to 170%.
And
Stream 3 would be created at an LTR of 15% between Buy Order 1 and Sell Order 5.
Sell Order 5's available LTR is decremented to 155%.

After the creation of Stream 2 & 3, only Sell Order 5 will be resting in the order book with a remaining LTR of 155%. Sell Order 5 is participating in two streams, Stream 2 & Stream 3.

The LTR of each stream:
Stream 1 (Order 3&4) LTR: 200%
Stream 2 (Order 2&5) LTR: 30%
Stream 3 (Order 1&5) LTR: 15%

Given the following three contemporaneously processed trade reports from the consolidated tape:
SIP-reported Trade 1: 1,000 @ $36.99
SIP-reported Trade 2: 50 @ $36.9925
SIP-reported Trade 3: 200 @ $37

And given an MSQ for the relevant symbol is set at 5 shares:

The orders in Stream 1 (comprised of Order 3 and Order 4) will receive the following child fills:
Stream 1 Child Fill 1: 2,000 @ 36.99
Stream 1 Child Fill 2: 100 @ 36.9925
Stream 1 Child Fill 3: 400 @ 37

The orders in Stream 2 (comprised of Order 2 and Order 5) will receive the following child fills:
Stream 2 Child Fill 1: 300 @ 36.99
Stream 2 Child Fill 2: 15 @ 36.9925
Stream 2 Child Fill 3: 60 @ 37

The orders in Stream 3 (comprised of Order 1 and Order 5) will receive the following child fills:
Stream 3 Child Fill 1: 150 @ 36.99
Stream 3 Child Fill 2: 8 @ 36.9925
Stream 3 Child Fill 3: 30 @ 37

The aggregated traded volumes in this example are as follows:

SIP Volume: 1,250 shares
PURE ATS Volume: 3,063
      Stream 1: 2,500 shares
            Order 3: 2,500 shares
            Order 4: 2,500 shares
      Stream 2: 375 shares
            Order 2: 375 shares
            Order 5: 375 shares
      Stream 3: 188 shares
            Order 1: 188 shares
            Order 5: 188 shares

Please note that Order 5 participated in two streams, and in aggregate sold 563 shares (375 shares in Stream 2 and 188 shares in Stream 3).

Maximum Executable Quantity

PURE ATS references the OCP for its final regular trading hours trade for matched orders. The maximum fill shares an order can receive referencing the OCP (aggregated between the regular trading hours and the Post-Close Trading Session), is governed by its Maximum Executable Quantity ("MaxEQ"). The MaxEQ for Streaming Block orders equals the lesser of the order's (i) residual quantity or (ii) maximum-sought LTR times the OCP volume. For example, a 1,000-share Streaming Block order seeking an LTR up to 30% in a symbol with an OCP of 5,000 shares at $10.00 will have a MaxEQ of 1,000 shares (the lesser of 1,000 and 1,500). The MaxEQ for LS and ROC orders equals an order's residual quantity (ROC orders will only reference the OCP in the Post-Close Trading Session). An order's MaxEQ can be satisfied via multiple fills referencing the OCP that are decremented against the order's MaxEQ (multiple fills are described in Part III, Item 18).

Additional Order Parameters

~~In the order book, the~~The standard prioritization logic will be impacted when a Subscriber ~~utilizes a~~elects to use "Sub-Market Matching Instructions" (comprised of HMMP (Human Matched Machine Processed~~)~~), LMSP (Liquidity Maker Sub-Pool), or PRO (Pre-Routing Optimizer~~) order instruction~~)) or imposes a self-match prevention constraint or conditional order restriction (implemented via a FIX message from the Subscriber; these order instructions are explained in Part III, Item 14.a). These parameters each limit potential counter-parties or contra-side orders for a respective order; otherwise, the standard prioritization logic applies to the impacted orders.

Further, Subscribers can route orders (via FIX) with minimum execution quantities ("MEQ") for (i) ROC orders and (ii) for LS orders where the Subscriber sets the minimum LTR to be greater than the highest available LTR for all other available Order Types on the ATS. The effect of setting the minimum LTR at this level is to limit potential compatible contra-side orders to only LS orders. Where a Subscriber sets an MEQ for an order, the order will only be matched in the ATS to a contra-side order that can satisfy the MEQ (and is otherwise compatible with the order).

PURE ATS does not support post-only or counter-party segmentation or classification.

Peg Order Instructions for LS Orders:

PURE ATS requires peg instructions for all LS orders. PURE ATS recognizes three peg instructions: (i) Peg Far; (ii) Peg Mid; and (iii) Peg Near (defined below). PURE ATS will assign a Peg Mid instruction to (i) any LS order routed to the ATS without a designated Peg instruction; and (ii) any LS order with a minimum LTR less than or equal to 500%.

Peg instructions are effected only in the case of two LS orders (i.e., a Peg instruction will not be considered for stream matches or for LS-ROC matches referencing the OCP). PURE ATS uses the LS order's peg instruction and its limit price to determine the order's compatibility and the price for a potential single point-in-time trade. The peg order instruction defines where an order is executable in relation to the then-prevailing NBBO; the limit price defines where an order is executable with respect to a set price point. PURE ATS will not execute a single point-in-time trade at a price that violates an order's peg instruction, and will never execute a trade that violates an order's limit price.

For clarity, for LS orders:

- Peg Far means that an order will be executed to (and including) the then-prevailing contra-side NBBO (but not in violation of the order's limit price).

- Peg Mid means that an order will be executed to (and including) the then-prevailing NBBO midpoint (but not in violation of the order's limit price).

- Peg Near means that an order will be executed to (and including) the then-prevailing near-side NBBO (but not in violation of the order's limit price).

Note that as a result of this logic, an order with a marketable limit price and priority but the most restrictive peg instruction (e.g., Peg Near) will not be eligible for a match where the only contra-side interest has a Peg Mid or Peg Near instruction.

For illustrative purposes:

In a stock with an NBBO of $10.00-$10.10, a Buy LS order with a $10.20 limit price and:

- Peg Far instruction is eligible for a single point-in-time trade up to $10.10;
- Peg Mid instruction is eligible for a single point-in-time trade up to $10.05;
- Per Near instruction is eligible for a single point-in-time trade up to $10.00.

In a stock with an NBBO of $10.00-$10.10, a Buy LS order with a $10.07 limit price and:

- Peg Far instruction is eligible for a single point-in-time trade up to $10.07;
- Peg Mid instruction is eligible for a single point-in-time trade up to $10.05;
- Per Near instruction is eligible for a single point-in-time trade up to $10.00.

In a stock with an NBBO of $10.00-$10.10, a Buy LS order with a $9.99 limit price and any Peg Instruction is not eligible for any trade because it is not marketable (the limit price is below the near-side NBBO).

Price Limits, Marketability, Protection, and Improvement:

No orders will receive an execution that would violate the order's limit price. In order to optimize the creation of streams, the order book uses minimum marketability thresholds required prior to an order being eligible to match (as described in Part III, Item 7).

There is no price improvement from, nor will the price vary from the price of the trades referenced by the ATS.

Short Sales and Regulation SHO:
The ATS's Subscribers are limited to U.S. registered broker-dealers that are obligated to comply with Regulation SHO Rule 203(b)(1).

When Regulation SHO Rule 201 short sale restrictions are in effect for a particular NMS stock, PURE will cancel (previously accepted) and reject (incoming) firm and conditional short sale orders in the relevant stock, except for short sale LS orders with a minimum LTR greater than or equal to 501% ("Constrained LS Orders") that are permissibly priced for execution. The ATS will continue to execute such Constrained LS Orders pursuant to the policies and procedures adopted pursuant to Rule 201(b) of Regulation SHO.

Locked and Crossed Markets:
PURE ATS will not execute single point-in-time trades when the market is crossed. PURE ATS will only execute single point-in-time trades when the market is locked if both the buyer and seller specify on the order that they are willing to execute during a locked market. During a (i) locked market or (ii) crossed market crossed market the PURE ATS will reference SIP-reported trades as described in Part III, Item 23a.

Time Stamping of Orders and Executions:
Firm and conditional orders are timestamped at the time they are accepted by the system in microseconds. The formation of a stream and each trade fill is also timestamped in microseconds. The ATS will timestamp Subscriber firm and conditional orders in compliance with FINRA time stamp and clock synchronization rules and guidance.

Errors:
PURE has Written Supervisory Procedures regarding errors, and errors will be handled consistent with the firm's error policies. For ATS (not Subscriber) errors, PURE maintains an error account at its Clearing Broker (BAML) to book bona fide errors, and to trade out of them. Key elements of the ATS error policy include the following:

1) Errors must be escalated to the CCO immediately;
2) Errors must be corrected and documented as soon as practicable;
3) The ATS cannot be used to liquidate an error; and
4) PURE will not cover losses for Subscribers by treating transactions as errors when they are not.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.

Part III: Manner of Operations
Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?
    Yes
    If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

~~Counter-parties~~Orders can be ~~limited using~~ designated to interact or not interact with certain other orders or trading interest using specific order instructions ~~accepted by the ATS. Those order~~. These instructions ~~are: (i~~include: (1) HMMP (Human Matched Machine Processed); ~~(ii)~~2) LMSP (Liquidity Maker Sub-Pool); (3) PRO (Pre-Routing Optimizer~~); and (iii)~~) (HMMP, LMSP, and PRO, comprising the Sub-Market Matching Instructions); (4) self-trade prevention~~. The~~; and (5) conditional order interaction instructions ~~are sent by~~.

An order designated with a Sub-Market Matching Instruction is eligible to match only with either a discrete subset or restricted set of orders, per the terms of the specific instruction. With respect to these instructions: (i) Subscribers must elect to use these instructions for the subject orders (in coordination with their DMA Users, if applicable); (ii) these instructions only impose counter-party limitations for the designated subject order itself; and (iii) the designated subject order can only interact with other orders that are eligible for such interaction (e.g., if a Subscriber ~~or by the Subscriber's customer, as described below.~~does not make an order eligible to interact with orders in an LMSP, it will not).

(1) The HMMP order instruction enables a Subscriber to limit its counter-parties to firm and conditional orders in the ATS sent by the same Subscriber. This includes orders that the Subscriber has sent separately over time, or contemporaneously. Using the HMMP order instruction, for example, a Subscriber with compatible orders can send the orders to the ATS knowing they will only match with the orders the Subscriber sent. Use of HMMP is a Subscriber decision and, other than limiting the universe of eligible counter-parties, the orders (and any match) remain subject to the same ATS priority and matching logic described in Part III, Item 7.

(2) The LMSP modifier, only available where a Subscriber sponsors the Sub-Market Matching Instruction (and provides DMA, where applicable), allows Subscribers to designate orders as maker liquidity subject to maker-taker pricing (as discussed in Part III, Item 19, maker-taker pricing is applicable only to orders with the LMSP modifier). Subscribers may also choose to permit their DMA Users to direct orders designated with the LMSP modifier to the ATS via the Subscriber (who is at all times the broker of record). This modifier is available to all Subscribers and can be used for firm and conditional orders.

LMSP order flow must be routed through an LM ID, a unique identifier designated for such use. An LM ID will be attributed to a single Subscriber-designated LM order flow(s) (e.g., a particular trading desk, strategy, or DMA User(s)). PURE will provide any Subscriber with LM IDs upon request. In the event that a DMA User requests an LM ID directly from PURE, PURE will provide a unique LM ID to the Subscriber sponsoring the Sub-Market Matching Instruction, subject to the approval of the relevant Subscriber (DMA Users are not Subscribers, have no direct connection to the ATS, and are not able to enter orders directly onto the ATS or to PURE). The DMA-providing broker is the PURE Subscriber and the broker of record on all firm and conditional orders and "firm-up" orders received, and the entity that will receive any maker rebates from PURE (which are negotiated with the relevant Subscriber).

Each LM ID will be associated with a single LM order flow in a discrete "LM Sub-Pool," i.e., each LM Sub-Pool will have LM order flow from a single LM ID. All Subscribers may seek liquidity in (i.e., interact with) any LM Sub-Pool via LS IDs (or enable a DMA User to do so). All requests with respect to LM IDs, LS IDs, and LM Sub-Pools may be delivered verbally or in writing to PURE. PURE will inform ATS participants or potential participants (e.g., broker-dealers considering becoming ATS Subscribers) considering accessing the ATS of the number of LM Sub-Pools operating, if any.

Once an LM Sub-Pool is configured (i.e., an LM ID is assigned), participating liquidity seekers and makers can (but are not required to) designate orders to be routed to the LM Sub-Pool.

There is no integration between any Sub-Pool and the ATS central order book for Sub-Pool liquidity seekers or makers. Orders designated to a particular LM Sub-Pool will only interact with other orders in the same LM Sub-Pool and will not interact with orders in the ATS's central order book or orders in any other LM Sub-Pool. Participants in an LM Sub-Pool are free to send orders to the ATS's central order book or other LM Sub-Pools, but to do so, they must send separate orders to each destination.

Within an LM Sub-Pool, all orders are subject to the matching and trading protocols as in the ATS's central order book. This includes that any order from a liquidity seeker or maker can interact with any other compatible order regardless of the counterparty. For the avoidance of doubt, there is no prioritization or matching benefit to LM order flow.

(3) The PRO order instruction is a functionality provided by the ATS to its Subscribers. The functionality enables a Subscriber to permit its customer to send directed orders (firm and conditional) to the ATS in which the directed order's potential counter-parties are limited to that Subscriber's inventory on the ATS (i.e., the directed order will only match with an order sent to the ATS through the same Subscriber). All orders with the PRO order instruction are automatically designated as IOC (in the case of an LS Order Type) or SOK. Use of a PRO order instruction is both a customer and Subscriber decision and, other than limiting the universe of eligible counter-parties, the orders (and any match) remain subject to the same ATS priority and matching logic described in Part III, Item 7.

(4) PURE ATS also offers Subscribers a self-match prevention modifier that allows a Subscriber to prevent executions with other firm or conditional orders from that Subscriber in the ATS. This modifier is not available for orders designated to LM Sub-Pools. Subscribers can apply this modifier at different levels of granularity (e.g., at the Subscriber or Subscriber's customer level; the latter would prevent orders from a Subscriber's customer from interacting with other orders in the ATS from that customer).

~~PURE ATS does not segment flow; only Subscribers and their customers can limit order interactions by using either the HMMP instruction, PRO instruction, or the self-match prevention.~~

(5) In addition to limiting counter-parties, Subscribers can also choose to restrict (or not restrict) any order from interacting with contra-side conditional orders.

PURE ATS does not segment flow; only Subscribers and their customers can limit order interactions using the order instructions described in this section.

All of the above order instructions can be sent by the Subscriber (including for directed orders) via its FIX connection with PURE ATS in accordance with PURE ATS's FIX specifications (available to all Subscribers).

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.

Part III: Manner of Operations
Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

The PURE ATS uses two fee structures: a per share model and a subscription model.

Under the per-share model, fees are charged on a per share basis and can range from $0.0005 to $0.0025. The per-share fee structures are separately negotiated with each individual Subscriber and all terms may vary. In negotiating fee structures, PURE primarily considers a combination of: (i) historical trading volume and patterns; (ii) anticipated trading volume and patterns; (iii) competitive considerations (e.g., venue-wide subscriber, market participation, market access, and product terms); and (iv) the method(s) by which orders arrive on the ATS, including whether the order access method is systematic (e.g., access methods (i)(a) and (ii), below) or manually directed (e.g., access methods (i) and (i)(biii), below) (lower fees are generally considered for systematic order flow, though that may vary by Subscriber and specific order flow). Orders may arrive on the ATS:

(i) ~~Via a Subscriber's market access connections (described more fully in Part III, Item 5) comprised of:~~
    ~~a. Customer systematic (e.g., algorithmic) order flow; and~~
(i) ~~Customer manual~~As directed by a Subscriber (systematically or manually);
(ii) As directed by a DMA User systematically (e.g., algorithmically) via a Subscriber;
(ii)(iii) As directed by DMA User manually (e.g., EMS) ~~order flow~~via a Subscriber;
(iii) ~~Via a Subscriber's algorithm (described more fully in Part III, Item 5);~~
(iv) With the HMMP instruction (described more fully in Part III, Item 14);
(iv)(v) With the LMSP modifier (described more fully in Part III, Item 14); or
(v)(vi) With the PRO instruction (described more fully in Part III, Item 14).

PURE ATS also offers agreements under a subscription model. The subscription model is available to all Subscribers that provide for systematic (i.e., algorithmic) directed ~~customer~~ order flow from DMA Users (meaning that the Subscriber's customer is instructing the Subscriber to send the relevant orders to PURE ATS through the Subscriber's market access connections ((i)(a) above); however, PureStream may limit the number of agreements available under the subscription model at a given time. Under the subscription model, Subscribers are charged a flat fee in connection with directed ~~customer~~DMA User orders. The flat fee and relevant terms are negotiated with Subscribers on a case-by-case basis primarily in consideration of (i) historical trading volume and patterns; (ii) anticipated trading volume and patterns; and (iii) competitive considerations (e.g., venue-wide subscriber, market participation, market access, and product terms). The range of flat fees per share when applied to expected volume per each subscription agreement is $0.0005 to $0.0025.

These fee models are not mutually exclusive and a Subscriber may route orders to PURE ATS subject to both structures. The terms of each fee model and the applicability to a specific Subscriber's order flow will be set forth in each Subscriber's agreement with PureStream.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

PURE does not provide any non-ATS products or services.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

There are no rebates or volume tier discounts available to Subscribers.

LM Sub-Pools have maker-taker rebate pricing. Rebates are issued to the Subscriber of record on an LM ID when the ATS executes a trade in an LM Sub-Pool that involves an order routed through an LM ID (only available for LM order flow). Only the Subscriber of record for the LM ID receives a rebate.

Rebates are not issued in connection with orders that are not routed through an LM ID (these orders are subject to negotiated fees as described in Part III, Item 19(a)), and the chronological entry time between two matched orders is not relevant to rebates.

Rebates are on a per-share traded basis and rebate structures may range from $0.0005 to $0.0025, and are negotiated individually for LM IDs with Subscribers. In negotiating rebate rates, PURE will consider anticipated liquidity posting volume, anticipated trading volume, and ongoing volumes once the LM Pool is active.